SECURI  )N

05041584

ANN... IT

**FORM X-17A-5**
**PART III**

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 47717 |

FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2004 (MM/DD/YY) AND ENDING January 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMC Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 West 114th Street, Suite #160
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Bower (913) 661-1650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henderson Warren & Eckinger PC, PA
(Name – *if individual, state last, first, middle name*)

9300 West 110th Street, Suite #600 Overland Park, KS 66210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Bruce E. Bower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMC Financial, Inc., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CYNTHIA L. GLENN
Notary Public
State of Kansas
My Appointment Expires 12/30/2006


Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SMC FINANCIAL, INC.**

**STATEMENTS OF STOCKHOLDER'S EQUITY**

**FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004**

| | Total | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|---|
| **BALANCE, January 31, 2003** | $ 12,126 | $ 100 | $ 11,900 | $ 126 |
| Net loss | (718) | - | - | (718) |
| **BALANCE, January 31, 2004** | 11,408 | 100 | 11,900 | (592) |
| Net Income | 36,770 | - | - | 36,770 |
| Distribution to stockholder | (50,000) | - | - | (50,000) |
| **BALANCE, January 31, 2005** | $ (1,822) | $ 100 | $ 11,900 | $ (13,822) |

See accompanying notes to the financial statements.

SCHEDULE 1

**SMC FINANCIAL, INC.**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1**

**JANUARY 31, 2005 AND 2004**

| | 2005 | 2004 |
|---|---|---|
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition: | | |
| Accrued income taxes | $ 10,430 | $ - |
| **MINIMUM REQUIRED NET CAPITAL** | $ 5,000 | $ 5,000 |
| **NET CAPITAL** | | |
| Stockholder's equity | $ (1,822) | $ 11,408 |
| Deductions: | | |
| Nonallowable assets: | - | - |
| Net capital | (1,822) | 11,408 |
| Minimum required net capital | 5,000 | 5,000 |
| Capital in excess of (less than) minimum requirement | $ (6,822) | $ 6,408 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | See Note 3 | 0 to 1 |

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of January 31, 2005)

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 8,608 |
| Accrued income taxes | 10,430 |
| Net capital per above | $ (1,822) |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
Number: 3235-0123
2007

Amended

# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING February 1, 2004 (MM/DD/YY) AND ENDING January 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMC Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 West 114th Street, Suite #160
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce E. Bower (913) 661-1650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henderson Warren & Eckinger PC, PA
(Name – *if individual, state last, first, middle name*)

9300 West 110th Street, Suite #600 Overland Park, KS 66210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## SMC FINANCIAL, INC.

## STATEMENTS OF STOCKHOLDER'S EQUITY

## FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004

| | Total | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|---|
| **BALANCE, January 31, 2003** | $ 12,126 | $ 100 | $ 11,900 | $ 126 |
| Net loss | (718) | - | - | (718) |
| **BALANCE, January 31, 2004** | 11,408 | 100 | 11,900 | (592) |
| Net Income | 36,770 | - | - | 36,770 |
| Distribution to stockholder | (50,000) | - | - | (50,000) |
| **BALANCE, January 31, 2005** | $ (1,822) | $ 100 | $ 11,900 | $ (13,822) |

See accompanying notes to the financial statements.

SCHEDULE 1

**SMC FINANCIAL, INC.**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1**

**JANUARY 31, 2005 AND 2004**

| | 2005 | 2004 |
|---|---|---|
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition: | | |
| Accrued income taxes | $ 10,430 | $ - |
| **MINIMUM REQUIRED NET CAPITAL** | $ 5,000 | $ 5,000 |
| **NET CAPITAL** | | |
| Stockholder's equity | $ (1,822) | $ 11,408 |
| Deductions: | | |
| Nonallowable assets: | - | - |
| Net capital | (1,822) | 11,408 |
| Minimum required net capital | 5,000 | 5,000 |
| Capital in excess of (less than) minimum requirement | $ (6,822) | $ 6,408 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | See Note 3 | 0 to 1 |

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of January 31, 2005)

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 8,608 |
| Accrued income taxes | 10,430 |
| Net capital per above | $ (1,822) |


NASD

**Via Certified, Return Receipt, & Regular Mail:** **7004 1160 0002 4132 7785**

May 19, 2005



Mr. Bruce Edward Bower
President
SMC Financial, Inc.
4000 West 114th Street, Ste. 160
Leawood, KS 66211

Dear Mr. Bower:

This acknowledges receipt of your January 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the rule). The report as submitted appears deficient in that it did not contain the following:

1. Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital; and,

2. A reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by June 10, 2005. Questions may be addressed to Karen Roche, Compliance Examiner, at 816-802-4733

Sincerely,

Karen Roche

Karen A. Roche
Compliance Examiner

Enclosure



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